Exhibit 99.1

Media Relations Contacts

Lucas van Grinsven - Corporate Communications - +31 40 268 3949 - Veldhoven, the Netherlands

Niclas Mika - Corporate Communications - +31 40 268 9670 - Veldhoven, the Netherlands

Investor Relations Contacts

Craig DeYoung - Investor Relations - +1 480 696 2762 - Chandler, Arizona, USA

Marcel Kemp - Investor Relations - +31 40 268 6494 - Veldhoven, the Netherlands

Successful EUV-productivity endurance test at second customer

VELDHOVEN, the Netherlands, 2 September 2014 - ASML Holding N.V. (ASML) today announces that a second customer has successfully performed an EUV-endurance test during which wafer processing capability was proven of around 600 wafers within 24 hours, on an NXE:3300B EUV system.

The endurance test was designed to simulate a production run and, similar to an earlier test in July at another customer, exceeded the 500 wafer per day requirement that ASML customers have set for the end of the year. ASML President and Chief Executive Officer Peter Wennink told a webcast investor conference in New York today that ASML is encouraged by the result of this second test. However, EUV-performance needs to be repeated on multiple days and multiple systems which is the goal of the availability improvement programs that will be executed throughout the remainder of the year.

About ASML

ASML makes possible affordable microelectronics that improve the quality of life. ASML invents and develops complex technology for high-tech lithography machines for the semiconductor industry. ASML’s guiding principle is continuing Moore’s Law towards ever smaller, cheaper, more powerful and energy-efficient semiconductors. Our success is based on three pillars: technology leadership combined with customer and supplier intimacy, highly efficient processes and entrepreneurial people. We are a multinational company with over 70 locations in 16 countries, headquartered in Veldhoven, the Netherlands. We employ more than 13,600 people on payroll and flexible contracts (expressed in full time equivalents). Our company is an inspiring place where employees work, meet, learn and share. ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. More information about ASML, our products and technology, and career opportunities is available on: www.asml.com

Forward Looking Statements

This document contains statements relating to certain EUV system performance that are forward-looking, including statements with respect to EUV endurance test results. Forward-looking statements do not guarantee future performance and involve risks and uncertainties. Actual results may differ materially from projected results as a result of certain risks and uncertainties. These risks and uncertainties include the risk that future endurance tests do not confirm the results discussed in this press release or that EUV systems does not otherwise perform as expected. These forward-looking statements are made only as of the date of this document. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.